Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Katsumi Ihara
                                                 (Signature)

                                             Katsumi Ihara
                                             Executive Deputy President,
                                             Group Chief Strategy Officer and
                                             Chief Financial Officer

Date: May 17, 2005

List of materials

Documents attached hereto:


i) A press release regarding: Sony Computer Entertainment Inc. to Launch its Next Generation Computer Entertainment System, Playstation(R)3 in
   Spring 2006


FOR IMMEDIATE RELEASE

               SONY COMPUTER ENTERTAINMENT INC. TO LAUNCH ITS
               NEXT GENERATION COMPUTER ENTERTAINMENT SYSTEM,
                         PLAYSTATION(R)3 IN SPRING 2006

        Unrivaled Performance with the Introduction of Cell Processor and Many Advanced Technologies, and
         Backwards compatible with PlayStation(R) and PlayStation(R)2

Los Angeles, CALIF., May 16, 2005 - At a press conference held in Los Angeles, California, today, Sony Computer Entertainment Inc. (SCEI) revealed the outline of its PLAYSTATION(R)3 (PS3) computer entertainment system, incorporating the world's most advanced Cell processor with super computer like power. Prototypes of PS3 will also be showcased at the Electronic Entertainment Expo (E3), the world's largest interactive entertainment exhibition held in Los Angeles, from May 18th to 20th.

  PS3 combines state-of-the-art technologies featuring Cell, a processor jointly developed by IBM, Sony Group and Toshiba Corporation, graphics processor (RSX) co-developed by NVIDIA Corporation and SCEI, and XDR memory developed by Rambus Inc. It also adopts BD-ROM (Blu-ray Disc ROM) with maximum storage capacity of 54 GB (dual layer) , enabling delivery of entertainment content in full high-definition (HD) quality, under a secure environment made possible through the most advanced copyright protection technology. To match the accelerating convergence of digital consumer electronics and computer technology, PS3 supports high quality display in resolution of 1080p(*) as standard, which is far superior to 720p/1080i.

(*)1080p/720p/1080i: "p" stands for progressive scan method, "i" stands for interlace method. 1080p is the highest resolution within the HD standard.

   With an overwhelming computing power of 2 teraflops, entirely new graphical expressions that have never been seen before will become possible. In games, not only will movement of characters and objects be far more refined and realistic, but landscapes and virtual worlds can also be rendered in real-time, thereby elevating the freedom of graphics expression to levels not experienced in the past. Gamers will literally be able to dive into the realistic world seen in large screen movies and experience the excitement in real-time.

   In 1994, SCEI launched the original PlayStation(R) (PS), followed by PlayStation (R)2 (PS2) in 2000 and PlayStation(R)Portable (PSP(R)) in 2004, every time introducing the latest advancement in technology and bringing innovation to the interactive entertainment software creation. Over 13,000 titles have been developed by now, creating a software market that sells more than 250 million copies annually. PS3 offers backward compatibility enabling gamers to enjoy these enormous assets from PS and PS2 platforms.

   PlayStation family of products are sold in more than 120 countries and regions around the world. With cumulative shipments reaching more than 102 million for PS and approximately 89 million for PS2, they are the undisputed leaders and have become the standard platform for home entertainment. After 12 years from the introduction of the original PS and 6 years from the launch of PS2, SCEI brings PS3, the newest platform with the most advanced next generation computer entertainment technology.

   With the delivery of Cell based development tools that has already begun, development of game titles as well as tools and middleware are in progress. Through collaboration with world's leading tools and middleware companies, SCEI will offer full support to new content creation by providing developers with extensive tools and libraries that will bring out the power of the Cell processor and enable efficient software development.

   Preparations are under way for launch of PS3 and new generation software in the spring of 2006.

"SCEI has continuously brought innovation to the world of computer entertainment, such as real-time 3D computer graphics on PlayStation and the world's first 128 bit processor Emotion Engine (EE) for PlayStation 2. Empowered by the Cell processor with super computer like performance, a new age of PLAYSTATION 3 is about to begin. Together with content creators from all over the world, SCEI will accelerate the arrival of a new era in computer entertainment."
Ken Kutaragi, President and CEO, Sony Computer Entertainment Inc..

Supporting comments from third party developers and publishers
...............................................................
                                         (In alphabetical order of company name)

"With the new generation PlayStation platform, we can create "GUNDAM WORLD" with the quality no one has ever imagined. The philosophy, connecting millions of Cell together, makes reality get closer to the world of SF films. We are delighted to share the vision of Ken, ARCHITECT, Kutaragi."
Shin Unozawa, Managing Director, Leader, Game Software Group,
President, Video Game Company, BANDAI CO.,LTD.

"The PLAYSTATION 3 has us really excited! So much so in fact that we are already working our hardest to get Devil May Cry 4 out for this new platform. New hardware always yields more options for developers to create exciting and fresh gameplay experiences. I believe that the PS3 is one piece of hardware that will test the mettle of our development team and help us to create some of the most amazing games, limited only by our imagination."
Keiji Inafune, Managing Executive Officer, Research & Development Division, Capcom Co., Ltd.

"Each generation of PlayStation has made a dramatic improvement in how we create and play videogames. PLAYSTATION 3 will be a breakthrough in how the world experiences entertainment. EA is fully aligned with Sony Computer Entertainment
- we share their vision and applaud their success. "
Larry Probst, Chairman and CEO, Electronic Arts

"President Kutaragi has thrown down a gauntlet. That gauntlet is called the PLAYSTATION 3. We here at Koei have gladly taken up the challenge, and are striving day and night to take full advantage of all the PS3's new possibilities. Our goal is to combine cutting-edge technology with a full range of artistic expression to deliver the ultimate form of entertainment, and please people everywhere."
Keiko Erikawa, Chairman & C.E.O., KOEI Co., Ltd.

"With the arrival of the next generation computer entertainment system PLAYSTATION 3, I believe it will be possible for graphic expressions, more beautiful than before, to coexist with more deep and evolved game play which utilize the Cell architecture. I also have high expectations for the evolution by the online features that will be enhanced. We will utilize the features of the new platform and will strive to create contents that will bring new excitement for our users world wide, so please have high hopes for Konami. " Kazumi Kitaue, CEO, Konami Digital Entertainment, Inc

"Each time SCEI launches a console, the video games business moves to the next level. With PLAYSTATION 3 it looks as if it might be time for interactive entertainment to become, finally, the world's dominant artistic medium. "
Sam Houser, President, Rockstar Games (Take-Two Interactive Software, Inc.)

"We at Namco have used and will continue to use the advancements in audio-visual technology to deliver games that are not only appealing to the eyes and ears, but that stir emotions, speak to the heart, and remain in players' minds for years to come.
We are confident that the PLAYSTATION 3 is an entertainment system that will enable us to do just that."
Shigeru Yokoyama, CT Company President, Namco Ltd.

Hisao Oguchi, President and Chief Operating Officer, SEGA Corporation "Next-generation hardware platforms will enable SEGA to create new game concepts that offer more immersive interactive experiences. SEGA continues to pursue the fusion of creativity and technology by publishing only the best, more innovative content to gamers around the world."

Yoichi Wada, President, SQUARE ENIX CO., LTD.
"Square Enix is extremely honored to have had the chance to provide you with this technical demonstration of what the Cell processor can bring to the PLAYSTATION 3 and the world of gaming. We are committed to fully backing SCEI's new computer entertainment system and plans to bring the FINAL FANTASY series to the PS3 are just beyond the horizon."

Yves Guillemot, President and CEO, Ubisoft
"Ubisoft was one of the first major international developers to have its teams start focusing on next generation consoles. We are looking forward to developing outstanding games on Sony Computer Entertainment Inc.'s new system. Its powerful features will help take the industry to an even higher level in the very near future."


PLAYSTATION(R)3 Specifications

Product name                   PLAYSTATION(R)3
CPU                            Cell Processor
                                   PowerPC-base Core @3.2GHz
                                   1 VMX vector unit per core
                                   512KB L2 cache
                                   7 x SPE @3.2GHz
                                   7 x 128b 128 SIMD GPRs
                                   7 x 256KB SRAM for SPE
                                   * 1 of 8 SPEs reserved for redundancy
                                   total floating point performance : 218 GFLOPS
GPU                            RSX @550MHz
                                   1.8 TFLOPS floating point performance
                                   Full HD (up to 1080p) x 2 channels
                                   Multi-way programmable parallel floating point
                                   shader pipelines
Sound                          Dolby 5.1ch, DTS, LPCM, etc. (Cell-base
                               processing)
Memory                         256MB XDR Main RAM @3.2GHz
                               256MB GDDR3 VRAM @700MHz
System Bandwidth               Main RAM       25.6GB/s
                               VRAM           22.4GB/s
                               RSX            20GB/s (write) + 15GB/s (read)
                               SB             2.5GB/s (write) + 2.5GB/s (read)
System Floating Point          2 TFLOPS
 Performance
Storage         HDD            Detachable 2.5" HDD slot x 1
I/O             USB            Front x 4, Rear x 2 (USB2.0)
                Memory Stick   standard/Duo, PRO x 1
                SD             standard/mini x 1
                CompactFlash   (Type I, II) x 1
Communication   Ethernet       (10BASE-T, 100BASE-TX, 1000BASE-T) x 3
                               (input x 1 + output x 2)
                Wi-Fi          IEEE 802.11 b/g
                Bluetooth      Bluetooth 2.0 (EDR)
Controller                     Bluetooth (up to 7)
                               USB2.0 (wired)
                               Wi-Fi (PSP(R))
                               Network (over IP)
AV Output                      Screen size      480i, 480p, 720p, 1080i, 1080p
                               HDMI             HDMI out x 2
                               Analog           AV MULTI OUT x 1
                               Digital audio    DIGITAL OUT (OPTICAL) x 1
Disc media      CD             PlayStation(R)   CD-ROM
* read only                    PlayStation(R)2  CD-ROM
                               CD-DA            CD-DA (ROM), CD-R, CD-RW
                               SACD             SACD Hybrid (CD layer), SACD HD
                               DualDisc         DualDisc (audio side), DualDisc
                                                (DVD side)
                DVD            PlayStation(R)2  DVD-ROM
                               PLAYSTATION(R)3  DVD-ROM
                               DVD-Video        DVD-ROM, DVD-R, DVD-RW, DVD+R,
                                                DVD+RW
                Blu-ray Disc   PLAYSTATION(R)3  BD-ROM
                               BD-Video         BD-ROM, BD-R, BD-RE



About Sony Computer Entertainment Inc.
Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system and the PlayStation(R)Portable (PSP(R)) handheld entertainment system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new portable entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.


                                     # # #


* Storage media (HDD, "Memory Stick", SD memory card, and CompactFlash) are sold separately.
* "Dolby" is a trademark of Dolby Laboratories.
* "DTS" is a trademark of Digital Theater Systems, Inc.
* "CompactFlash" is a trademark of SanDisk Corporation.
* "HDMI" is a trademark of HDMI Licensing LLC.
* "Blu-ray Disc" is a trademark.
* "Bluetooth" is a trademark of Bluetooth SIG, Inc.
* All other trademarks are the property of their respective owners.

* "Memory Stick" and "Memory Stick PRO" are trademarks of Sony Corporation.
* "PlayStation", the PlayStation logo and "PSP" are registered trademarks of Sony Computer Entertainment Inc.

(c)2005 Sony Computer Entertainment Inc. All rights reserved.
Design and specifications are subject to change without notice.